

April 27, 2011

Mr. Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer
Wellpoint, Inc.
120 Monument Circle
Indianapolis, Indiana   46204

> **Re:** **Wellpoint, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-16751**

Dear Mr. DeVeydt:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
IX Critical Accounting Policies and Estimates
Medical Claims Payable

1. You disclose that the establishment of minimum medical loss ratios pursuant to the Patient Protection and Affordable Care Act could have a significant impact on your operations.

    - Please revise your disclosure to describe the methods you use to determine your expected medical loss ratios.
    - Disclose the applicable minimum medical loss ratios established by the market regulators in each major market you operate and disclose your expectation as to what

the coming year's medical loss ratio will be. Discuss instances where you expect to exceed the minimum medical loss ratio standard.

- Disclose the estimated impact of the rebate requirement on your existing book of business, on your financial reporting process and on your future financial position, results of operations, and of cash flows.

2. Beginning January 1, 2010, you began classifying certain claims-related costs, which were historically classified as administrative expenses, as benefit expense to better reflect costs incurred for your members and reclassified prior year amounts to conform to the new presentation. Please disclose the amounts of the reclassification and quantify the effect on your expected medical loss ratio calculation for 2011.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
5. Investments, page 112

3. You have investments of $4.6 billion in fixed maturity securities invested in tax exempt bonds of states, municipalities and political subdivisions that comprise 19% of equity. Please tell us about the following as of December 31, 2010:

- The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties;
- The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned;
- The nature and primary revenue sources for your special revenue bonds; and,
- Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed

4. For your investments in corporate bonds that are rated by third party credit rating agencies, please tell us whether you perform independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable.   If so, please summarize for us the procedures that you perform. For corporate investments for which you performed these procedures and where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 were significantly different, provide us with the fair value and amortized cost of those investments and tell us how and why your credit assessments differed.

13. Debt
Long term Debt, page 142

5. You disclose that on August 12, 2010 you issued $700.0 million of 4.350% notes due 2020 and $300.0 million of 5.800% notes due 2040 and used the proceeds to repay the remaining outstanding balance of your variable rate senior term loan and for general corporate purposes. Revise your disclosures as follows:
   - Disclose any amounts recognized in the statement of operations as a result of the extinguishment of your senior term loan or clarify if gains or losses recognized were immaterial.
   - Disclose your accounting for debt issuance cost.
   - Clarify if the debt was issued at a discount, premium or par and disclose your accounting policy for the discount or premium if applicable.
   - Disclose your accounting policy for the put and call features. Refer to ASC 815-15-25-40 through 25-42 as applicable in your response.
   - Provide the disclosures requested above for the $400 million 6% notes due 2017 and $600 million 7% notes due 2019 issued on February 5, 2009 as applicable.

14. Commitments and Contingencies
Litigation, page 144

6. Your note discusses several pending lawsuits where you state that the ultimate outcome cannot be presently determined. Please note that ASC 450-20-50 requires certain disclosures for all pending legal items including a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or b) disclosure that such an estimate cannot be made. For each matter discussed in your note, please disclose the estimate of information in "a)" or as required by "b)" that such an estimate cannot be made. If you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate as well as a discussion of what is being sought in those proceedings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Accounting Reviewer, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3752

Sincerely,

Gus Rodriguez
Accounting Branch Chief